SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)

Sonde Resources Corp

(formerly Canadian Superior Energy Inc.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

136644101

(CUSIP Number)

Clayton H. Riddell

4700, 888-3rd Street SW

Calgary, Alberta Canada T2P 5C5

403-290-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 136644101

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Clayton H. Riddell

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [X]

(b)  [   ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS

PF

5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

            PURSUANT TO ITEMS 2(d) or 2(e)

  [   ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION:

Alberta, Canada

NUMBER OF

7.

SOLE VOTING POWER

SHARES

117,217

BENEFICIALLY

8.

SHARED VOTING POWER

OWNED BY

7,692,308

EACH

9.

SOLE DISPOSITIVE POWER

REPORTING

117,217

PERSON WITH

10.

SHARED DISPOSITIVE POWER

7,692,308

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Clayton H. Riddell

7,809,525*

*Clayton H. Riddell beneficially owns 7,809,525 common shares of Sonde Resources Corp.  Of the common shares beneficially held by Mr. Riddell, 117,217 common shares are held in Mr. Riddell’s Registered Retirement Income Fund and 7,692,308 common shares are held by Treherne Resources Ltd., over which Clayton H. Riddell, the sole director and officer, has sole investment and voting control.  Such share amounts give effect to the share consolidation completed by Sonde Resources Corp. on June 3, 2010, pursuant to which every five pre-consolidation common shares were consolidated into one post-consolidation common share.

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                                                       [   ]

13.

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.54% (based on 311,481,738 shares outstanding as of March 31, 2010)

14.

TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP NO. 136644101

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Treherne Resources Ltd.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [   ]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS

PF

5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                PURSUANT TO ITEMS 2(d) or 2(e)

           [   ]

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

NUMBER OF

7.

SOLE VOTING POWER

SHARES

7,692,308

BENEFICIALLY

8.

SHARED VOTING POWER

OWNED BY

0

EACH

9.

SOLE DISPOSITIVE POWER

REPORTING

7,692,308

PERSON WITH

10.

SHARED DISPOSITIVE POWER

0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Treherne Resources Ltd.

7,692,308

Such share amount gives effect to the share consolidation completed by Sonde Resources Corp. on June 3, 2010, pursuant to which every five pre-consolidation common shares were consolidated into one post-consolidation common share.

12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                                                 [   ]

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.35% (based on 311,481,736 shares outstanding as of March 31, 2010)

14.

TYPE OF REPORTING PERSON

HC

Item 1.  Security and Issuer.

- ------   -------------------

This Schedule 13D (this “Schedule”) relates to common shares (the “Common Shares”), no par value, of Sonde Resources Corp. (the “Issuer”).  The Issuer’s principal executive office is Suite 3200, 500-4th Avenue SW, Calgary, Alberta Canada T2P 2V6

Item 2.  Identity and Background.

- ------   -----------------------

This Schedule is filed on behalf of Clayton H. Riddell (“Riddell”) and Treherne Resources Ltd. (“Treherne”)

Treherne is a corporation wholly-owned by Riddell and incorporated under the laws of the province of Alberta, Canada.  Riddell controls and is the President of Treherne.  Riddell is the sole director and officer of Treherne.  Treherne’s principal business is a holding company.  Its principal business address is Suite 4700, 888-3 Street SW, Calgary, Alberta, Canada T2P 5C5.  Treherne has not been convicted in a criminal proceeding during the past 5 years.  Treherne has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Riddell is a Canadian citizen.  Riddell’s business address is Suite 4700, 888-3 Street SW, Calgary, Alberta, Canada T2P 5C5.  Riddell’s principal occupation is Chairman of the Board and Chief Executive Officer of Paramount Resources Ltd..  Riddell has not been convicted in a criminal proceeding during the past 5 years.  Riddell has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.

- ------    ------------------------------------------------

Treherne used its cash on hand to acquire 38,461,538 of the Issuer’s  Common Shares pursuant to a non-brokered private placement (the “Placement”) on January 19, 2010, for total consideration of CDN$20,000,000 in cash..  The subscription agreement, dated December 18, 2009, pursuant to which Treherne acquired such Common Shares (the “Subscription Agreement”), has been filed as an Exhibit herewith.

Riddell, personally and through his Registered Retirement Income Fund, acquired 236,589  Common Shares through an exchange of such Common Shares for 463,900 Challenger Energy Corp. common shares in September 2009, pursuant to the acquisition by the Issuer of all of the issued and outstanding common shares of Challenger Energy Corp.  Riddell also acquired 451,500  Common Shares, all of which are held through his Registered Retirement Income Fund, through open market transactions in November 2009.  Riddell used his personal funds to acquire the Common Shares purchased in open market transactions.

On April 19, 2010, Riddell sold 102,000  Common Shares in open market transactions.

On June 3, 2010, the Issuer completed a share consolidation pursuant to which every five pre-consolidation Common Shares were consolidated into one post-consolidation Common Shares.  The share amounts described in this Item 3 do not give effect to such share consolidation.

Item 4.   Purpose of Transaction.

The Common Shares were acquired for investment purposes.  Pursuant to the Subscription Agreement, the Issuer and Treherne agreed that subject to completion of the Placement, the Issuer would appoint Riddell, or another nominee of Treherne acceptable to the Issuer acting reasonably, to the Issuer’s Board of Directors.  Pursuant thereto, Mr. James H. T. Riddell, Riddell’s adult son, was appointed to the Board of Directors of the Issuer on January 18, 2010.

The Subscription Agreement also provided that subject to completion of the Placement, neither Treherne, Riddell, nor any affiliates thereof, will make, or will act jointly or in concert with any person who makes, any proposal or offer to acquire Common Shares or other securities of the Issuer which (giving effect to any exercise, exchange or conversion rights attached to such securities) when added to the Common Shares then held by Treherne, its affiliates and person with whom it acts jointly or in concert would total in excess of 20% of the outstanding Common Shares of the Issuer for a period of two years from December 17, 2009, without the prior written consent of the Issuer.

Although neither Riddell nor Treherne have any specific plans or proposals to acquire or dispose of the Issuer’s Common Shares, they may from time to time acquire additional Common Shares or dispose of any or all of their Common Shares, depending upon market conditions and any other relevant factors.

Except as disclosed above, neither Riddell nor Treherne have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Riddell or Treherne may, from time to time, review or reconsider their position and/or change their purpose and /or formulate plans or proposals thereto.

Item 5.  Interest in Securities of the Issuer.

- ------   ------------------------------------

(a)

See Item 11 on the Cover Pages.

(b)

See Item 13 on the Cover Pages

(c)

Acquisitions and dispositions in the 60 days prior to January 19, 2010 to June 21, 2010 by Riddell and Treherne:

Entity	Date	Common Shares (#) (Pre-Consolidation)	Price/Share ($Cdn)	Market
Riddell RRIF	November 6, 2009	29,000 (purchase)	$0.63	TSX
Riddell RRIF	November 9, 2009	265,000 (purchase)	$0.62 and $0.63	TSX
Riddell RRIF	November 10, 2009	54,000 (purchase)	$0.62	TSX
Riddell RRIF	November 12, 2009	71,500 (purchase)	$0.62	TSX
Riddell RRIF	November 26, 2009	32,000 (purchase)	$0.62	TSX
Treherne	January 19, 2010	38,461,538 (purchase)	$0.52	N/A
Riddell	April 19, 2010	102,000 (sold)	$0.58	TSX

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships among the reporting persons and between such persons and any person with respect to any securities of the Issuer.

Item 7.

Materials to be Filed as Exhibits.

Joint Filing Agreement

Subscription Agreement, dated December 18, 2009, between the Issuer and Treherne

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on June 23, 2010.

/s/ Clayton H. Riddell____________________

Clayton H. Riddell

TREHERNE RESOURCES LTD.

By:  /s/ Clayton H. Riddell ________________

Name:  Clayton H. Riddell

Title:  President

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the common stock of Sonde Resources Corp. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: June 23, 2010

/s/ Clayton H. Riddell

Clayton H. Riddell

TREHERNE RESOURCES LTD.

By:/s/ Clayton H. Riddell

Name:

Clayton H. Riddell

Title:

President